UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39127

Canaan Inc.

Room 2101, 21st Floor, Building 1

Yard 1, No. 81 Beiqing Road

Haidian District, Beijing, 100094

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 23, 2022, Canaan Inc. (the “Company”) announced that the Company and certainwarrant holders (the “Warrant Holders”) entered into agreements to repurchase over 4.72 million outstanding warrants (“Warrants”) of the Company for an aggregate purchase price of approximately US$6.61 million. The Warrants were issued by the Company in May 2021 pursuant to (i) certain Securities Purchase Agreement (the “SPA”) between the Company and the purchasers party thereto, dated April 29, 2021, and (ii) certain placement agent agreement between the Company and the placement agents thereto, dated April 29, 2021.

Simultaneously, the parties amended the terms of the SPA in a manner that is expected to provide the Company with more flexibility with respect to future issuances of ADSs, Ordinary Shares or Ordinary Share Equivalents, as defined in the SPA.

A form of the agreement with Warrant Holders and a copy of the Amendment are attached hereto as Exhibits 10.1 and 10.2, and are incorporated herein by reference. The foregoing summary of the terms of the Amendment are subject to, and qualified in its entirety by, such document.

Item 9.01. Financial Statements and Exhibits.

(d)            Exhibits

Exhibit 10.1 — Form of the Purchase Agreement dated June 23, 2022, among Canaan Inc. and certain warrant holders.

Exhibit 10.2 — First Amendment to Securities Purchase Agreement dated June 23, 2022, among Canaan Inc. and certain purchasers.

Exhibit 99.1 — Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer

Date: June 23, 2022

Exhibit Index

Exhibit No.	Description

Exhibit 10.1	Form of the Purchase Agreement dated June 23, 2022, among Canaan Inc. and certain warrant holders.

Exhibit 10.2	First Amendment to Securities Purchase Agreement dated June 23, 2022, among Canaan Inc. and

Exhibit 99.1	Press Release